UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 06, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Attn.:    Dr. Alix Godos
              General Intendant - General Intendance of Behavior Supervision

Reference:  File N° 2017047472
                     Official Letter N° 7961-2017-SMV/11.1

Dear Sirs,

By means of this letter and as an important Relevant Information of Communication, we refer to the Official Letter N ° 7961-2017-SMV / 11.1 (hereinafter, the "Official Letter"), through which the [Office of Company Oversight requires certain information related to the order of preventive detention that the Judiciary has ordered against former members of the Board of Directors of Graña y Montero S.A.A. (hereinafter, "Graña y Montero" or “we”), Mr. José Graña Miró Quesada and Mr. Hernando Graña Acuña, as well as the house arrest measure ordered against Mr. Gonzalo Ferraro Rey, who served as Corporate Manager of Business Development of the company. The Official Letter specifically requires the following:

1.	Disclose information regarding the measures ordered by the Judiciary against its former directors and current Corporate Manager of Business Development.

In this regard, we must point out that Graña y Montero is only aware of the measures ordered by the Judiciary against its former directors through the information that is public and that has been disseminated through the media.

As such, we know that the measures indicated in the Official Letter have been ordered by the Judiciary orally, in a public and televised hearing. The formal decision, that is the written resolution, has only been notified to its recipients and therefore does not involve Graña y Montero.

Additionally, we must indicate that Mr. Gonzalo Ferraro Rey, who served as Corporate Manager of Business Development of Graña y Montero, submitted his resignation to on November 27, 2017 stating "that said decision relates to circumstances of personal nature, due to the disease that I have been suffering, so I request to be exempted from the period of 30 calendar days notice required by Article 18 of the Single Order Text of Legislative Decree 728 ", and served at the company until November 30th. Therefore, he is not a current employee of Graña y Montero.

Finally, and with due respect to the powers of the Public Prosecutor, Graña y Montero considers that the measure taken against former directors and employees of the company is disproportionate, taking into account the alternatives available to  the Judiciary .

2.

To inform about the measures that the represented company will adopt in relation to its Corporate Manager of Business Development, Mr. Gonzalo Ferraro Rey, as well as regarding the former directors Mr. José Graña Miró Quesada and Mr. Hernando Graña Acuña.

As indicated in the previous paragraph, Mr. Gonzalo Ferraro Rey is no longer a manager or employee of Graña y Montero, and consequently we have no measures to take with respect to him.

Moreover, to date, the Board of Directors of Graña y Montero has not decided to take measures against the former directors and employees indicated in the Official Letter. It should be noted that the judicial decision that is the motive of the Official Letter, is due to the application of a precautionary measure whose purpose is to ensure the development of a process and its result. It is not a decision of substance, nor does it suppose the confirmation of an act, crime, occurrence or premise of any kind.

Based on the foregoing, we request that the requirement contained in the Official Letter be absolved.

Sincerely,

___________________________
/s/ Luis Diaz Olivero
Chief Executive Officer
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: December 6, 2017